July 16, 2025

Jeffrey D. Pribor
Chief Financial Officer
International Seaways, Inc.
600 Third Avenue, 39th Floor
New York, New York. 10016

        Re: International Seaways, Inc.
            Form 10-K for the Fiscal Year ended December 31, 2024
            Filed February 27, 2025
            File No. 001-37836
Dear Jeffrey D. Pribor:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2024
Financial Statements
General, page 68

1. We note that while you report outstanding common shares within the Balance Sheets on page 69, and weighted average shares utilized in the basic and diluted EPS computations within the Statements of Operations on page 70, you have not reported share activity along with the corresponding financial activity in the Statements of
       Changes in Equity on page 73, nor provided disclosures that are sufficiently focused on the changes impacting outstanding share balances in Note 12.

       We also note that a reconciliation of the denominators utilized in the EPS computations has not been provided in Note 3 on page 80, and although the numbers of dilutive instruments are quantified, the composition is not readily apparent as would ordinarily be shown following the example in FASB ASC
260-10-55-51.

       Please revise your financial statements to clearly disclose the changes impacting the number of shares of outstanding equity securities and to include reconciliations of the
 July 16, 2025
Page 2

       denominators utilized in the EPS computations to comply with FASB ASC 505-10-
       50-2 and FASB ASC 260-10-50-1. Please also discuss the reasons that your weighted average outstanding shares measures for 2024 exceed the number of outstanding shares at both the start and end of the period.

Note 12 - Capital Stock and Stock Compensation, page 100

2. We note that you provide a table on page 104 that is prefaced with language indicating it reflects activity in both restricted common shares and restricted stock units, although the summations indicate the balances represent nonvested shares. We also note the activity includes grants, adjusted to exclude forfeitures of stock units, which you indicate are related to performance targets or service requirements that were not achieved, and are adjusted to exclude vested awards.

       Please modify your disclosures to clarify how this activity relates to the activity in your Statements of Changes in Equity on page 73 that is labeled "Forfeitures of vested restricted stock awards and exercised stock options" and if such activity has been properly identified, to describe the circumstances under which vested awards were forfeited. Please also revise the headers to the tables in this section where necessary to correspond precisely with the type of securities or instruments being measured.

       Please disaggregate activity pertaining to different types of securities or instruments that are presently combined in the summary tables, or expand your disclosures to discuss your rationale and views on the utility of the combined presentation.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Yong Kim at 202-551-3323 or Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation